Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

ELECTION OF MEMBERS OF THE SIXTH SESSION OF THE BOARD OF

DIRECTORS AND THE BOARD OF SUPERVISORS OF THE COMPANY

AND

DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board” or “Board of Directors”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting held on Wednesday, 6 June 2018 (the “AGM” or “Meeting”). All resolutions were duly passed.

I.	VOTING RESULTS AT THE AGM

The AGM was held on Wednesday, 6 June 2018 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the AGM, shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on the resolutions proposed at the AGM (except for Resolutions No. 16 and No. 23). In accordance with the relevant laws and regulations, China Life Insurance (Group) Company holding a total of 19,323,530,000 shares of the Company, representing approximately 68.37% of the total issued shares of the Company, was required to abstain and had abstained from voting on Resolutions No. 16 and No. 23, and the shares held by it were not counted towards the total number of shares entitling the shareholders to vote in respect of such resolutions. As a result, shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued shares of the Company, were entitled to attend and vote on Resolutions No. 16 and No. 23 at the AGM. Save as disclosed above, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Shareholders and authorized proxies holding a total of 22,204,087,008 voting shares of the Company, representing 78.557647% of the total voting shares of the Company, attended the AGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the requirements of laws and regulations including the Company Law of the People’s Republic of China (《中華人民共和國公司法》), the Rules for Shareholders’ Meetings of Listed Companies (《上市公司股東大會規則》), and the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meetings of Listed Companies (《上海證券交易所上市公司股東大會網絡投票實施細則》), as well as the relevant provisions of the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting	63

including: number of A Share shareholders	62
number of H Share shareholders	1

Total number of shares with voting rights	22,204,087,008

including: total number of shares held by A Share shareholders	19,337,514,580
total number of shares held by H Share shareholders	2,866,572,428

Percentage to the total number of shares with voting rights	78.557647%

including: percentage of shares held by A Share shareholders	68.415767%
percentage of shares held by H Share shareholders	10.141880%

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the A Share shareholders who attended the Meeting by way of online voting.

Executive Director Mr. Lin Dairen was elected by the Board to chair the Meeting. Six out of the eleven Directors of the Company attended the Meeting, while Chairman of the Board and Executive Director Mr. Yang Mingsheng, Non-executive Directors Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun, and Independent Director Mr. Chang Tso Tung Stephen were unable to attend due to other business commitments. Three out of the five Supervisors of the Company attended the Meeting, while Chairman of the Board of Supervisors Mr. Miao Ping and Supervisor Mr. Luo Zhaohui were unable to attend due to other business commitments. The Board Secretary of the Company was unable to attend due to other business commitments. Certain members of the Senior Management attended the Meeting.

The poll results in respect of the resolutions proposed at the AGM are as follows:

			For		Against		Abstain		Attending and Voting
Resolutions		Type of Shareholders	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions

1	To consider and approve the report of the Board of Directors of the Company for the year 2017	A Share shareholders	19,337,487,180	99.999858	24,000	0.000124	3,400	0.000018	19,337,514,580
		H Share shareholders	2,850,017,003	99.422466	96,495	0.003366	16,458,930	0.574168	2,866,572,428

		Total	22,187,504,183	99.925316	120,495	0.000543	16,462,330	0.074141	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

2	To consider and approve the report of the Board of Supervisors of the Company for the year 2017	A Share shareholders	19,337,487,180	99.999858	24,000	0.000124	3,400	0.000018	19,337,514,580
		H Share shareholders	2,850,009,898	99.422218	100,125	0.003493	16,462,405	0.574289	2,866,572,428

		Total	22,187,497,078	99.925284	124,125	0.000559	16,465,805	0.074157	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

3	To consider and approve the financial report of the Company for the year 2017	A Share shareholders	19,337,487,080	99.999858	24,100	0.000124	3,400	0.000018	19,337,514,580
		H Share shareholders	2,850,116,623	99.425941	82,805	0.002889	16,373,000	0.571170	2,866,572,428

		Total	22,187,603,703	99.925765	106,905	0.000481	16,376,400	0.073754	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

4	To consider and approve the profit distribution plan of the Company for the year 2017	A Share shareholders	19,337,488,180	99.999863	24,000	0.000125	2,400	0.000012	19,337,514,580
		H Share shareholders	2,852,422,398	99.506378	86,235	0.003008	14,063,795	0.490614	2,866,572,428

		Total	22,189,910,578	99.936154	110,235	0.000496	14,066,195	0.063350	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

5	To consider and approve the remuneration of Directors and Supervisors of the Company	A Share shareholders	19,337,020,672	99.997446	492,508	0.002547	1,400	0.000007	19,337,514,580
		H Share shareholders	2,548,569,270	88.906502	301,343,588	10.512331	16,659,570	0.581167	2,866,572,428

		Total	21,885,589,942	98.565593	301,836,096	1.359371	16,660,970	0.075036	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

			For		Against		Abstain		Attending and Voting
Resolutions		Type of Shareholders	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
6	To consider and approve the election of Mr. Yang Mingsheng as an Executive Director of the sixth session of the Board of Directors of the Company	A Share shareholders	19,334,083,438	99.982257	3,427,742	0.017725	3,400	0.000018	19,337,514,580
		H Share shareholders	1,467,013,032	51.176556	1,378,400,531	48.085320	21,158,865	0.738124	2,866,572,428

		Total	20,801,096,470	93.681386	1,381,828,273	6.223306	21,162,265	0.095308	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

7	To consider and approve the election of Mr. Lin Dairen as an Executive Director of the sixth session of the Board of Directors of the Company	A Share shareholders	19,337,487,180	99.999858	24,000	0.000124	3,400	0.000018	19,337,514,580
		H Share shareholders	2,807,054,286	97.923717	44,731,382	1.560449	14,786,760	0.515834	2,866,572,428

		Total	22,144,541,466	99.731826	44,755,382	0.201564	14,790,160	0.066610	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

8	To consider and approve the election of Mr. Xu Hengping as an Executive Director of the sixth session of the Board of Directors of the Company	A Share shareholders	19,333,256,973	99.977983	4,254,207	0.021999	3,400	0.000018	19,337,514,580
		H Share shareholders	976,351,311	34.059886	1,873,064,032	65.341591	17,157,085	0.598523	2,866,572,428

		Total	20,309,608,284	91.467883	1,877,318,239	8.454832	17,160,485	0.077285	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

9	To consider and approve the election of Mr. Xu Haifeng as an Executive Director of the sixth session of the Board of Directors of the Company	A Share shareholders	19,337,487,180	99.999858	24,000	0.000124	3,400	0.000018	19,337,514,580
		H Share shareholders	2,803,461,891	97.798397	48,326,317	1.685857	14,784,220	0.515746	2,866,572,428

		Total	22,140,949,071	99.715647	48,350,317	0.217754	14,787,620	0.066599	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

10	To consider and approve the election of Mr. Yuan Changqing as a Non-executive Director of the sixth session of the Board of Directors of the Company	A Share shareholders	19,337,487,180	99.999858	24,000	0.000124	3,400	0.000018	19,337,514,580
		H Share shareholders	2,736,195,272	95.451810	115,609,321	4.033016	14,767,835	0.515174	2,866,572,428

		Total	22,073,682,452	99.412700	115,633,321	0.520775	14,771,235	0.066525	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

11	To consider and approve the election of Mr. Liu Huimin as a Non-executive Director of the sixth session of the Board of Directors of the Company	A Share shareholders	19,337,487,180	99.999858	24,000	0.000124	3,400	0.000018	19,337,514,580
		H Share shareholders	2,729,427,381	95.215713	122,379,822	4.269204	14,765,225	0.515083	2,866,572,428

		Total	22,066,914,561	99.382220	122,403,822	0.551267	14,768,625	0.066513	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

			For		Against		Abstain		Attending and Voting
Resolutions		Type of Shareholders	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
12	To consider and approve the election of Mr. Yin Zhaojun as a Non-executive Director of the sixth session of the Board of Directors of the Company	A Share shareholders	19,337,487,180	99.999858	24,000	0.000124	3,400	0.000018	19,337,514,580
		H Share shareholders	2,733,549,926	95.359528	116,434,267	4.061794	16,588,235	0.578678	2,866,572,428

		Total	22,071,037,106	99.400786	116,458,267	0.524491	16,591,635	0.074723	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

13	To consider and approve the election of Mr. Su Hengxuan as a Non-executive Director of the sixth session of the Board of Directors of the Company	A Share shareholders	19,337,487,180	99.999858	24,000	0.000124	3,400	0.000018	19,337,514,580
		H Share shareholders	2,737,341,263	95.491788	114,445,940	3.992431	14,785,225	0.515781	2,866,572,428

		Total	22,074,828,443	99.417861	114,469,940	0.515536	14,788,625	0.066603	22,204,087,008

	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Su Hengxuan as a Director of the Company is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

14	To consider and approve the election of Mr. Chang Tso Tung Stephen as an Independent Director of the sixth session of the Board of Directors of the Company	A Share shareholders	19,337,487,180	99.999858	25,000	0.000130	2,400	0.000012	19,337,514,580
		H Share shareholders	2,826,054,878	98.586551	25,733,655	0.897715	14,783,895	0.515734	2,866,572,428

		Total	22,163,542,058	99.817399	25,758,655	0.116008	14,786,295	0.066593	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

15	To consider and approve the election of Mr. Robinson Drake Pike as an Independent Director of the sixth session of the Board of Directors of the Company	A Share shareholders	19,337,487,180	99.999858	25,000	0.000130	2,400	0.000012	19,337,514,580
		H Share shareholders	2,841,055,359	99.109840	10,732,124	0.374389	14,784,945	0.515771	2,866,572,428

		Total	22,178,542,539	99.884956	10,757,124	0.048447	14,787,345	0.066597	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

16	To consider and approve the election of Mr. Tang Xin as an Independent Director of the sixth session of the Board of Directors of the Company	A Share shareholders	13,957,180	99.804070	25,000	0.178768	2,400	0.017162	13,984,580
		H Share shareholders	2,842,755,381	99.169145	9,024,772	0.314828	14,792,275	0.516027	2,866,572,428

		Total	2,856,712,561	99.172228	9,049,772	0.314167	14,794,675	0.513605	2,880,557,008

	The resolution was duly passed as an ordinary resolution.

17	To consider and approve the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the sixth session of the Board of Directors of the Company	A Share shareholders	19,337,487,180	99.999858	25,000	0.000130	2,400	0.000012	19,337,514,580
		H Share shareholders	2,827,127,465	98.623968	24,656,828	0.860150	14,788,135	0.515882	2,866,572,428

		Total	22,164,614,645	99.822229	24,681,828	0.111159	14,790,535	0.066612	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

			For		Against		Abstain		Attending and Voting
Resolutions		Type of Shareholders	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
18	To consider and approve the election of Mr. Jia Yuzeng as a Non-employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company	A Share shareholders	19,337,487,180	99.999858	24,000	0.000124	3,400	0.000018	19,337,514,580
		H Share shareholders	2,803,377,227	97.795444	48,434,296	1.689624	14,760,905	0.514932	2,866,572,428

		Total	22,140,864,407	99.715266	48,458,296	0.218240	14,764,305	0.066494	22,204,087,008

	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Jia Yuzeng as a Supervisor of the Company is subject to the approval of the CBIRC.

19	To consider and approve the election of Mr. Shi Xiangming as a Non-employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company	A Share shareholders	19,337,413,536	99.999477	97,644	0.000505	3,400	0.000018	19,337,514,580
		H Share shareholders	2,433,131,726	84.879478	418,677,912	14.605524	14,762,790	0.514998	2,866,572,428

		Total	21,770,545,262	98.047469	418,775,556	1.886029	14,766,190	0.066502	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

20	To consider and approve the election of Mr. Luo Zhaohui as a Non-employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company	A Share shareholders	19,337,413,536	99.999477	97,644	0.000505	3,400	0.000018	19,337,514,580
		H Share shareholders	2,433,131,726	84.879478	418,677,912	14.605524	14,762,790	0.514998	2,866,572,428

		Total	21,770,545,262	98.047469	418,775,556	1.886029	14,766,190	0.066502	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

21	To consider and approve the remuneration of auditors of the Company for the year 2017 and the appointment of auditors of the Company for the year 2018	A Share shareholders	19,337,205,663	99.998402	306,517	0.001586	2,400	0.000012	19,337,514,580
		H Share shareholders	2,832,094,956	98.797258	20,442,542	0.713135	14,034,930	0.489607	2,866,572,428

		Total	22,169,300,619	99.843333	20,749,059	0.093447	14,037,330	0.063220	22,204,087,008

	The resolution was duly passed as an ordinary resolution.

			For		Against		Abstain		Attending and Voting
Resolutions		Type of Shareholders	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As a special resolution

22	To grant a general mandate to the Board of Directors of the Company to allot, issue and deal with new H Shares of the Company of an amount of not more than 20% of the H Shares in issue as at the date of passing of this special resolution	A Share shareholders	19,331,191,568	99.967302	6,320,612	0.032686	2,400	0.000012	19,337,514,580
		H Share shareholders	681,392,246	23.770278	2,168,724,327	75.655662	16,455,855	0.574060	2,866,572,428

		Total	20,012,583,814	90.130181	2,175,044,939	9.795696	16,458,255	0.074123	22,204,087,008

	The resolution was duly passed as a special resolution.

As a supplemental ordinary resolution

23	To consider and approve the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds proposed to be entered into between the Company and China Life Investment Holding Company Limited, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2021 relating thereto	A Share shareholders	13,957,180	99.804070	24,000	0.171618	3,400	0.024312	13,984,580
		H Share shareholders	2,839,204,568	99.045276	11,278,390	0.393445	16,089,470	0.561279	2,866,572,428

		Total	2,853,161,748	99.048960	11,302,390	0.392368	16,092,870	0.558672	2,880,557,008

	The resolution was duly passed as an ordinary resolution.

Received relevant reports

	To receive the duty report of the Independent Directors of the Board of Directors of the Company for the year 2017

	To receive the report on the status of connected transactions and the execution of connected transactions management system of the Company for the year 2017

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of A Share shareholders who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolutions No. 3 to No. 17 and Resolution No. 23 proposed at the AGM as follows:

		For		Against		Abstain
Resolutions		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As ordinary resolutions
3	To consider and approve the financial report of the Company for the year 2017	13,957,080	99.803355	24,100	0.172333	3,400	0.024312
4	To consider and approve the profit distribution plan of the Company for the year 2017	13,958,180	99.811221	24,000	0.171618	2,400	0.017161
5	To consider and approve the remuneration of Directors and Supervisors of the Company	13,490,672	96.468196	492,508	3.521793	1,400	0.010011
6	To consider and approve the election of Mr. Yang Mingsheng as an Executive Director of the sixth session of the Board of Directors of the Company	10,553,438	75.464819	3,427,742	24.510868	3,400	0.024313
7	To consider and approve the election of Mr. Lin Dairen as an Executive Director of the sixth session of the Board of Directors of the Company	13,957,180	99.804070	24,000	0.171618	3,400	0.024312
8	To consider and approve the election of Mr. Xu Hengping as an Executive Director of the sixth session of the Board of Directors of the Company	9,726,973	69.554988	4,254,207	30.420699	3,400	0.024313
9	To consider and approve the election of Mr. Xu Haifeng as an Executive Director of the sixth session of the Board of Directors of the Company	13,957,180	99.804070	24,000	0.171618	3,400	0.024312
10	To consider and approve the election of Mr. Yuan Changqing as a Non-executive Director of the sixth session of the Board of Directors of the Company	13,957,180	99.804070	24,000	0.171618	3,400	0.024312
11	To consider and approve the election of Mr. Liu Huimin as a Non-executive Director of the sixth session of the Board of Directors of the Company	13,957,180	99.804070	24,000	0.171618	3,400	0.024312

		For		Against		Abstain
Resolutions		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
12	To consider and approve the election of Mr. Yin Zhaojun as a Non-executive Director of the sixth session of the Board of Directors of the Company	13,957,180	99.804070	24,000	0.171618	3,400	0.024312
13	To consider and approve the election of Mr. Su Hengxuan as a Non-executive Director of the sixth session of the Board of Directors of the Company	13,957,180	99.804070	24,000	0.171618	3,400	0.024312
14	To consider and approve the election of Mr. Chang Tso Tung Stephen as an Independent Director of the sixth session of the Board of Directors of the Company	13,957,180	99.804070	25,000	0.178768	2,400	0.017162
15	To consider and approve the election of Mr. Robinson Drake Pike as an Independent Director of the sixth session of the Board of Directors of the Company	13,957,180	99.804070	25,000	0.178768	2,400	0.017162
16	To consider and approve the election of Mr. Tang Xin as an Independent Director of the sixth session of the Board of Directors of the Company	13,957,180	99.804070	25,000	0.178768	2,400	0.017162
17	To consider and approve the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the sixth session of the Board of Directors of the Company	13,957,180	99.804070	25,000	0.178768	2,400	0.017162
23	To consider and approve the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds proposed to be entered into between the Company and China Life Investment Holding Company Limited, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2021 relating thereto	13,957,180	99.804070	24,000	0.171618	3,400	0.024312

The full text of the resolutions other than Resolution No. 23 is set out in the circular and notice of the AGM dated 12 April 2018, and the full text of Resolution No. 23 is set out in the supplemental circular and supplemental notice of the AGM dated 18 May 2018.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

II.	ELECTION OF DIRECTORS OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

Following the approval by the shareholders of the Company at the AGM, Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng have been elected as Executive Directors of the sixth session of the Board of Directors, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Su Hengxuan have been elected as Non-executive Directors of the sixth session of the Board of Directors, and Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie have been elected as Independent Directors of the sixth session of the Board of Directors. The qualification of Mr. Su Hengxuan as a Director is subject to the approval of the CBIRC.

Please refer to the circular of the AGM dated 12 April 2018 for the biographical details of the above Directors.

At a meeting of the Board of Directors of the Company held on the same day, Mr. Yang Mingsheng was elected as the Chairman of the sixth session of the Board of Directors. The Board of Directors also appointed members of the four committees, namely the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee and the Strategy and Assets and Liabilities Management Committee (formerly known as the Strategy and Investment Decision Committee) of the sixth session of the Board of Directors. The members of each of the committees are as follows:

Audit Committee	Nomination and Remuneration Committee
Mr. Robinson Drake Pike (Chairman)	Mr. Tang Xin (Chairman)
Mr. Chang Tso Tung Stephen	Mr. Yuan Changqing
Mr. Tang Xin	Mr. Robinson Drake Pike

Risk Management Committee	Strategy and Assets and Liabilities Management Committee
Ms. Leung Oi-Sie Elsie (Chairperson)	Mr. Chang Tso Tung Stephen (Chairman)
Mr. Xu Hengping	Mr. Lin Dairen
Mr. Liu Huimin	Mr. Xu Haifeng
Mr. Yin Zhaojun	Ms. Leung Oi-Sie Elsie
Mr. Su Hengxuan (whose qualification is still subject to the approval of the CBIRC)

III.	ELECTION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISORS OF THE SIXTH SESSION OF THE BOARD OF SUPERVISORS OF THE COMPANY

Following the approval by the shareholders of the Company at the AGM, Mr. Jia Yuzeng, Mr. Shi Xiangming and Mr. Luo Zhaohui have been elected as Non-employee Representative Supervisors of the sixth session of the Board of Supervisors. The qualification of Mr. Jia Yuzeng as a Supervisor is subject to the approval of the CBIRC.

Please refer to the circular of the AGM dated 12 April 2018 for the biographical details of the above Non-employee Representative Supervisors.

IV.	RETIREMENT OF SUPERVISORS OF THE COMPANY

As the term of office of Mr. Miao Ping and Ms. Wang Cuifei ended on the expiry of the term of the fifth session of the Board of Supervisors, they retired as Supervisors of the Company at the conclusion of the AGM.

Mr. Miao Ping and Ms. Wang Cuifei have confirmed that they have no disagreement with the Board of Supervisors and that there is no matter relating to their retirement that has to be brought to the attention of the shareholders of the Company.

V.	DISTRIBUTION OF FINAL DIVIDEND

The Company will distribute a final dividend (the “Final Dividend”) of RMB0.40 per share (equivalent to HK$0.48944 per share) (inclusive of tax) for the year ended 31 December 2017 to H Share shareholders whose names appear on the H Share register of members of the Company on Wednesday, 20 June 2018. According to the Articles of Association of the Company, the Final Dividend will be denominated and declared in Renminbi, and the Final Dividend on H Shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.81727: HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of the Final Dividend by the AGM.

The H Share register of members of the Company will be closed from Friday, 15 June 2018 to Wednesday, 20 June 2018 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the Final Dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 14 June 2018.

The Company has appointed Computershare Hong Kong Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the Final Dividend declared for payment to H Share shareholders. It is expected that the Final Dividend will be distributed by the Receiving Agent on Thursday, 9 August 2018. Relevant cheques will be dispatched to H Share shareholders entitled to receive the Final Dividend by ordinary post at their own risk.

VI.	WITHHOLDING AND PAYMENT OF INCOME TAX

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企業所得稅法》) and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the Final Dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

Pursuant to the Individual Income Tax Law of the People’s Republic of China (《中華人民共和 國個人所得稅法》) and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the Final Dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of the Final Dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of the Final Dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

VII.	PROFIT DISTRIBUTION TO HONG KONG INVESTORS INVESTING IN A SHARES VIA THE SHANGHAI STOCK CONNECT PROGRAM

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, the Final Dividend will be distributed in Renminbi by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate under such tax treaty will be refunded. The record date and the date of distribution of the Final Dividend and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the A Share shareholders of the Company. The Final Dividend is expected to be paid by Thursday, 21 June 2018 to the A Share shareholders whose names appear on the A Share register of members of the Company on Wednesday, 20 June 2018. The Company will announce separately the details of the arrangements regarding the distribution of the Final Dividend to its A Share shareholders.

VIII.	PROFIT DISTRIBUTION TO MAINLAND INVESTORS INVESTING IN H SHARES VIA THE HONG KONG STOCK CONNECT PROGRAM

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominee holding H Shares for investors via the Hong Kong Stock Connect Program, will receive the Final Dividend distributed by the Company and distribute such Final Dividend to the relevant investors through its depositary and clearing system. The Final Dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in Renminbi. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the H Share shareholders of the Company. The Final Dividend is expected to be paid on Tuesday, 14 August 2018 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81 號）) promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127) (《關於深港股票市場交易互聯互通機制試點有關稅收政策的 通知》（財稅 [2016]127 號））promulgated on 5 December 2016 and the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78) (《財政部、稅務總局、證監會關於繼續執行滬港股票市場交易互聯互通機制有關 個人所得稅政策的通知》（財稅 [2017]78 號））promulgated on 17 November 2017:

•	For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the Final Dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the Final Dividend pursuant to the above provisions;

•	For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold income tax in the distribution of the Final Dividend and the Mainland enterprise investors shall file the tax returns on their own.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 6 June 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie